U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     FORM 12b-25 NOTIFICATION OF LATE FILING

[ ] Form 10-K or Form 10-KSB [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

         For Period Ended December 31, 1999

         [ ] Transition Report on Form 10-K or Form 10-KSB [ ] Transition Report on Form 20-F [x] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q or Form 10-QSB [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________

Part I-Registrant Information

Full Name of Registrant Colonial Properties Trust

Former Name If Applicable______________________________________

Address of Principal Executive Office (Street and Number)

2101 Sixth Avenue North, Suite 750

City, State and Zip Code Birmingham, Alabama 35023

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate.)

       [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form
                N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [x] (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

This notification of late filing has been filed due to a lack of verifiable support from the Plan's trustee regarding potentially significant reconciling items during the 1999 plan year. The Plan's trustee has indicated that verifiable support is forthcoming.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification.

       Jerry Brewer                (205)                      250-8753
       ---------------             -----                      --------
       Name                        Area Code                  Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). YES

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Colonial Properties Trust

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 28, 2000                           By: /s/ Howard B. Nelson, Jr.
                                                  -----------------------------
                                                      Howard B. Nelson, Jr.
                                                      Chief Financial Officer

                             Exhibit to Form 12b-25

In accordance with the Securities and Exchange Commission Rule 12b-25(c), if the filing of a 1934 Act report cannot be filed timely without unreasonable effort or expense and it relates to the inability of any person, other than the registrant, to furnish any required opinion, report or certification, the Form 12b-25 shall have attached as an exhibit a statement signed by such person stating the specific reasons why such person is unable to furnish the required opinion, report or certification on or before the date such report must be filed. This page is such an exhibit. The reason for the notification of late filing of the Colonial Properties Trust 401(K) Profit Sharing Plan (the Plan) for the years ended December 31, 1999 and 1998 to be filed on Form 11-K, is explained in the following paragraph.

Due to a lack of verifiable support from the Plan's trustee regarding potentially significant reconciling items during the 1999 plan year, we are currently not able to opine on the Plan's financial statements referred to above. The Plan's trustee has indicated that verifiable support is forthcoming.




                                                  /s/ PricewaterhouseCoopers LLP
                                                      PricewaterhouseCoopers LLP


Birmingham, Alabama
June 28, 2000